Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors approved the convening, on a timely date to be widely announced to the market by the Company, of an Extraordinary General Stockholders’ Meeting to resolve on the proposed split of 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own.

The base date of the right to the stock split will be announced to the market by the Company after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company shares will continue, until the date to be opportunely announced, to be traded with the right to the stock split and, only after such date, they will be traded ex-rights to the split.

The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. The minimum annual dividend assured to the preferred shares will be maintained at R$ 0.022 per share.

The stock split will always be carried out in whole numbers. After the approval of the resolutions by BACEN, the Company will determine a period no shorter than thirty (30) days for stockholders who wish to transfer the fractions of shares arising from the split. Once this period elapses, any remaining shares arising from the fractions of shares will be separated, grouped in whole numbers and sold on the B3 S.A., Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) and the net amount determined will be made available to the stockholders of these fractions. The Company will provide further details on the above mentioned procedure in a timely manner.

In the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that investors will receive one (1) new ADR for every two (2) ADRs they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

The Convening Notice of the Extraordinary General Stockholders’ Meeting, the “Meeting Manual” and the Absentee Voting Form will be disclosed to the market in a timely manner within the legal term.

São Paulo (SP), May 24, 2018

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer